UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46125A 100

(CUSIP Number)

Michael Blitzer

Kingstown Capital Management L.P.

167 Madison Avenue, Suite 205 #1033

New York, New York 10016

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Kingstown Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,688,750(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,688,750(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,688,750(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(5)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 8,243,750 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held of record by Inflection Point Holdings LLC (the “Sponsor”), (ii)1,150,000 shares of Class A Common Stock held by Kingstown 1740 Fund L.P. (“Kingstown 1740”) received upon separation of units purchased in the Issuer’s initial public offering, (iii) 6,845,000 shares of Class A Common Stock that may be purchased by exercising warrants held of record by the Sponsor that are exercisable within 60 days and (iv) 1,450,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Kingstown 1740 received upon separation of units purchased in the Issuer’s initial public offering.
(2)	Excludes shares of Class A Common Stock issuable upon conversion of 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) held by Kingstown 1740. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrants”). The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846). Initially the Preferred Investor Warrants are exercisable for 437,500 shares of Class A Common Stock at an exercise price of $15.00 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(4)	Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(5)	Based on 26,365,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Kingstown Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,688,750(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,688,750(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,688,750(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(5)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 8,243,750 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held of record by Inflection Point Holdings LLC (the “Sponsor”), (ii) 1,150,000 shares of Class A Common Stock held by Kingstown 1740 Fund L.P. (“Kingstown 1740”) received upon separation of units purchased in the Issuer’s initial public offering, (iii) 6,845,000 shares of Class A Common Stock that may be purchased by exercising warrants held of record by the Sponsor that are exercisable within 60 days and (iv) 1,450,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Kingstown 1740 received upon separation of units purchased in the Issuer’s initial public offering.
(2)	Excludes shares of Class A Common Stock issuable upon conversion of 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) held by Kingstown 1740. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrants”). The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846). Initially the Preferred Investor Warrants are exercisable for 437,500 shares of Class A Common Stock at an exercise price of $15.00 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(4)	Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(5)	Based on 26,365,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,688,750(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,688,750(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,688,750(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(5)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,243,750 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held of record by Inflection Point Holdings LLC (the “Sponsor”), (ii) 1,150,000 shares of Class A Common Stock held by Kingstown 1740 Fund L.P. (“Kingstown 1740”) received upon separation of units purchased in the Issuer’s initial public offering, (iii) 6,845,000 shares of Class A Common Stock that may be purchased by exercising warrants held of record by the Sponsor that are exercisable within 60 days and (iv) 1,450,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Kingstown 1740 received upon separation of units purchased in the Issuer’s initial public offering.
(2)	Excludes shares of Class A Common Stock issuable upon conversion of 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) held by Kingstown 1740. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrants”). The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846). Initially the Preferred Investor Warrants are exercisable for 437,500 shares of Class A Common Stock at an exercise price of $15.00 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(4)	Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(5)	Based on 26,365,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Guy Shanon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,688,750(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,688,750(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,688,750(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(5)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,243,750 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held of record by Inflection Point Holdings LLC (the “Sponsor”), (ii) 1,150,000 shares of Class A Common Stock held by Kingstown 1740 Fund L.P. (“Kingstown 1740”) received upon separation of units purchased in the Issuer’s initial public offering, (iii) 6,845,000 shares of Class A Common Stock that may be purchased by exercising warrants held of record by the Sponsor that are exercisable within 60 days and (iv) 1,450,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Kingstown 1740 received upon separation of units purchased in the Issuer’s initial public offering.
(2)	Excludes shares of Class A Common Stock issuable upon conversion of 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) held by Kingstown 1740. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrants”). The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846). Initially the Preferred Investor Warrants are exercisable for 437,500 shares of Class A Common Stock at an exercise price of $15.00 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(4)	Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(5)	Based on 26,365,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS Inflection Point Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,088,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,088,750(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,088,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.6%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 8,243,750 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held of record by Inflection Point Holdings LLC (the “Sponsor”) and 6,845,000 shares of Class A Common Stock that may be purchased by exercising warrants held of record by the Sponsor that are exercisable within 60 days.
(2)	Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of KCM, KMGP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(3)	Based on 24,915,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 6,845,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor 1740 that are exercisable within 60 days.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS Kingstown 1740 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,600,000(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,600,000(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(5)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 1,150,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held by Kingstown 1740 Fund L.P. (“Kingstown 1740”) received upon separation of units purchased in the Issuer’s initial public offering and (ii) 1,450,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Kingstown 1740 received upon separation of units purchased in the Issuer’s initial public offering.
(2)	Excludes shares of Class A Common Stock issuable upon conversion of 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) held by Kingstown 1740. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrants”). The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846). Initially the Preferred Investor Warrants are exercisable for 437,500 shares of Class A Common Stock at an exercise price of $15.00 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(4)	Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(5)	Based on 19,520,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 1,450,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS Kingstown Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,600,000(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,600,000(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(5)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 1,150,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held by Kingstown 1740 Fund L.P. (“Kingstown 1740”) received upon separation of units purchased in the Issuer’s initial public offering and (ii) 1,450,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Kingstown 1740 received upon separation of units purchased in the Issuer’s initial public offering.
(2)	Excludes shares of Class A Common Stock issuable upon conversion of 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) held by Kingstown 1740. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrants”). The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846). Initially the Preferred Investor Warrants are exercisable for 437,500 shares of Class A Common Stock at an exercise price of $15.00 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(4)	Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(5)	Based on 19,520,265 shares of Class A Common Stock outstanding, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 1,450,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

END OF COVER PAGES

CUSIP No. 46125A 100	SCHEDULE 13D	Page 9 of 16 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends the report on Schedule 13D filed on October 4, 2021 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2021 (the “First Amendment,”) and as amended by Amendment No. 2 to Schedule 13D filed on December 7, 2022 (the “Second Amendment”), and the Original 13D as amended by the First Amendment and the Second Amendment, the “Schedule 13D”) by: Kingstown Capital Management L.P. (“KCM”), (2) Kingstown Management GP LLC (“KMGP”), (3) Michael Blitzer (“Mr. Blitzer”), (4) Guy Shanon (“Mr. Shanon”), (5) Inflection Point Holdings LLC (the “Sponsor”), (6) Kingstown 1740 Fund L.P. (“Kingstown 1740”), and (7) Kingstown Capital Partners LLC (“KCP”) (each, a Reporting Person” and collectively, the “Reporting Persons”) with respect to the Class A common stock, par value $0.0001 per share, (the “Class A Common Stock”), of Intuitive Machines, Inc. (f/k/a Inflection Point Acquisition Corp.) (the “Issuer”).

Capitalized terms used and not otherwise defined in this Third Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Third Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

On September 16, 2022, Inflection Point Acquisition Corp., a Cayman Islands exempted company (“Inflection Point”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and between Inflection Point and Intuitive Machines, LLC (referred to herein prior to the Business Combination as “Intuitive Machines,” and, subsequent to the Business Combination as “Intuitive Machines OpCo”), a Delaware limited liability company (formerly a Texas limited liability company) in connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”).

On February 10, 2023, one business day prior to the closing (the "Closing") of the Business Combination between the Issuer (which was formerly known as Inflection Point Acquisition Corp.) and Intuitive Machines, among other things, each Class B Ordinary Share converted into one Class A Ordinary Share as described under the heading "Description of Securities" in Inflection Point’s Registration Statement on Form S-1 (File No. 333-253963). Immediately after such conversion, each Class A Ordinary Share of Inflection Point converted into one share of the Issuer’s Class A common stock on a one-for-one basis.

On February 13, 2023, in connection with the Closing of the Business Combination, Kingstown 1740 purchased (i) 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) and (ii) a warrant to purchase 437,500 shares of Class A common stock at an initial exercise price of $15.00 per share (the “Preferred Investor Warrants”), subject to adjustment, for an aggregate purchase price of $21,000,000.

On February 22, 2023, Kingstown 1740 distributed 1,750,000 of the shares of Class A Common Stock held by it, in a pro rata distribution for no consideration in accordance with the terms of its limited partnership agreement.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 3700 Bay Area Blvd, Houston, TX 77058.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 10 of 16 Pages

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Kingstown Capital Management L.P. is a Delaware limited partnership with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. The principal business of KCM is investing in securities. KCM is the manager of the Sponsor and the investment manager of Kingstown 1740.

(2)	Kingstown Management GP LLC is a Delaware limited liability company with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. The principal business of KMGP is investing in securities. KMGP is the general partner of KCM.

(3)	Michael Blitzer is an individual with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. Mr. Blitzer is a citizen of the United States of America. The principal occupation of Mr. Blitzer is serving as Co-Chief Investment Officer of KCM. Mr. Blitzer is a managing member of KMGP and KCP, a director of the Issuer and a former Co-Chief Executive Officer of the Issuer.

(4)	Guy Shanon is an individual with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. Mr. Shanon is a citizen of the United States of America. The principal occupation of Mr. Shanon is serving as Co-Chief Investment Officer of KCM. Mr. Shanon is a managing member of KMGP and KCP and a former director and Co-Chief Executive Officer of the Issuer.

(5)	Inflection Point Holdings LLC is a Cayman Islands limited liability company with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. The principal business of the Sponsor is to invest in and hold securities of the Issuer.

(6)	Kingstown 1740 Fund L.P. is a Delaware limited partnership with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. The principal business of Kingstown 1740 is investing in securities.

(7)	Kingstown Capital Partners LLC is a Delaware limited partnership with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. The principal business of KCP is investing in securities. KCP is the general partner of Kingstown 1740.

The Sponsor has two executive officers and KMGP and KCP have two managing members: Mr. Blitzer and Mr. Shanon, each of whom is also a Reporting Person and whose name, principal business address, present principal occupation and country of citizenship is set forth above.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

Kingstown 1740 purchased 21,000 shares of Series A Preferred Stock and a Preferred Investor Warrant to purchase 437,500 shares of Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment, at an aggregate purchase price of $21,000,000 for an aggregate purchase price of $21,000,000 using working capital.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 11 of 16 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

To the extent required by Item 4, the information contained in Item 3 and Item 6 of the Schedule 13D as amended by this Third Amendment is incorporated herein by reference.

On February 13, 2023, in connection with the Closing of the Business Combination, Kingstown 1740 purchased (i) 21,000 shares of Series A Preferred Stock and (ii) a Preferred Investor Warrant to purchase 437,500 shares of Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment, at an aggregate purchase price of $21,000,000.

On February 22, 2023, Kingstown 1740 distributed 1,750,000 of the shares of Class A Common Stock held by it, in a pro rata distribution for no consideration in accordance with the terms of its limited partnership agreement.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below.

Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the initial conversion price of $12.00 per share, subject to adjustment as set forth in the Certificate of Designation. Initially, the 21,000 shares of Series A Preferred Stock are convertible into 1,750,000 shares of Class A Common Stock. The Series A Preferred Stock has no expiration date. The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of New Intuitive Machines’ Securities” in the Issuer’s registration statement on Form S-4 (File No. 333-267846).

Pursuant to the Certificate of Designation, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not convert its shares of Series A Preferred Stock into shares of Class A Common Stock to the extent that, upon giving effect to such conversion, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Except as otherwise noted, the aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as reported below gives effect to these beneficial ownership blockers.

The Reporting Persons may be deemed to beneficially own an aggregate of 17,688,750 shares of Class A Common Stock, which constitutes approximately 67.1% of the Issuer’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

KCM may be deemed to beneficially own 17,688,750 shares of Class A Common Stock, which represents approximately 67.1% of the outstanding shares of Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership is based on 26,365,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 12 of 16 Pages

KMGP may be deemed to beneficially own 17,688,750 shares of Class A Common Stock, which represents approximately 67.1% of the outstanding shares of Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership is based on 26,365,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

Mr. Blitzer may be deemed to beneficially own 17,688,750 shares of Class A Common Stock, which represents approximately 67.1% of the outstanding shares of Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership is based on 26,365,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

Mr. Shanon may be deemed to beneficially own 17,688,750 shares of Class A Common Stock, which represents approximately 67.1% of the outstanding shares of Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership is based on 26,365,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 8,295,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by the Sponsor and Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

Inflection Point Holdings LLC may be deemed to beneficially own an aggregate of 15,088,750 shares of Class A Common Stock, which represents approximately 60.6% of the outstanding shares of Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership is based on 24,915,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 6,845,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor 1740 that are exercisable within 60 days.

Kingstown 1740 may deemed to beneficially own an aggregate of 2,600,000 shares of Class A Common Stock, which represents approximately 13.3% of the outstanding shares of Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership on 19,520,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 1,450,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

KCP, as the general partner of Kingstown 1740, may be deemed to beneficially own an aggregate of 2,600,000 shares of Class A Common Stock, which represents approximately 13.3% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. Percentage ownership on 19,520,265 shares of Class A Common Stock, consisting of (i) 18,070,265 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on February 15, 2023 and (ii) 1,450,000 shares of Class A Common Stock issuable upon conversion or exercise of securities held by Kingstown 1740 that are exercisable within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 13 of 16 Pages

KCM is the manager of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. KMGP is the general partner of KCM and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Michael Blitzer and Guy Shanon are the managing members of KMGP and share voting and investment discretion with respect to the securities held of record by the Sponsor. Each of KMGP, KCM, Michael Blitzer and Guy Shanon disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest it or he, as applicable, may have therein, directly or indirectly.

Kingstown 1740 is the holder of the securities reported herein. KCM is the investment manager of Kingstown 1740 and shares voting and investment discretion with respect to the securities held by Kingstown 1740. KMGP is the general partner of KCM and shares voting and investment discretion with respect to the securities held by Kingstown 1740. KCP is the general partner of Kingstown 1740.  Michael Blitzer and Guy Shanon are the managing members of KMGP and share voting and investment discretion with respect to the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Michael Blitzer and Guy Shanon disclaims any beneficial ownership of the securities held by Kingstown 1740 other than to the extent of any pecuniary interest it or he, as applicable, may have therein, directly or indirectly.

Item 5(b) is hereby amended and restated in its entirety as follows:

The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

Item 5(c) is hereby amended and restated in its entirety as follows:

Except with respect to the securities acquired in connection with the Closing of the Business Combination and the distribution by Kingstown 1740, the Reporting Persons have not effected any transactions in the Issuer’s Class A Common Stock during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of the subsection entitled “Purchase of Founder Shares” is hereby amended and supplemented as follows:

However, in connection with the Business Combination, this provision of the Letter Agreement has been superseded by the Sponsor Lock-Up Agreement (as defined below), pursuant to which the Sponsor, Mr. Blitzer and their permitted assigns agreed not to, without the prior written consent of the board of directors of the Issuer, transfer the shares of Class A Common Stock received upon conversion of the Class B Ordinary Shares prior to the date that is six months after the Closing.

The subsection entitled “Purchase of Private Placement Warrants” and the subsection entitled “Purchase of Private Placement Warrants for Overallotment” are each hereby amended and supplemented as follows:

In connection with the Business Combination, the provision of the Letter Agreement that provides for a 30 day restriction on transfers of the Private Placement Warrants (including the Overallotment Private Placement Warrants) has been superseded by the Sponsor Lock-Up Agreement.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 14 of 16 Pages

The subsection entitled “Registration Rights” is hereby amended and supplemented as follows:

On February 13, 2023, the Issuer, the Sponsor, Kingstown 1740 and certain other securityholders of Issuer entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, (i) the terms of the Registration Rights Agreement were amended and restated in their entirety and (ii) the Sponsor, Kingstown 1740 and such securityholders were granted certain customary registration rights, including demand and piggy-back rights, on the terms and subject to the conditions therein, with respect to securities of the Issuer that they hold.

The subsection entitled “Series A Purchase Agreement” is hereby amended and supplemented as follows:

On February 13, 2023, in connection with the Closing of the Business Combination, Kingstown 1740 purchased (i) 21,000 shares Series A Preferred Stock and (ii) a Preferred Investor Warrant to purchase 437,500 shares of Class A Common Stock at an initial exercise price of $15.00 per share (the “Preferred Investor Warrants”), subject to adjustment, at an aggregate purchase price of $21,000,000.

Item 6 is hereby amended and supplemented as follows:

Lock-Up Agreement

Upon closing of the Business Combination, the Sponsor, Mr. Blitzer and the Issuer entered into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor, Mr. Blitzer and their permitted assigns agreed not to, without the prior written consent of the board of directors of the Issuer, prior to the date that is six months after the closing of the Business Combination, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of Class A Common Stock received upon conversion of Class B Ordinary Shares in connection with the Business Combination (the “Sponsor Lock-Up Shares”), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any other similar actions (the actions specified in the foregoing clauses (i) through (iii), collectively, “Transfer”). The Sponsor and Mr. Blitzer also agreed to not Transfer any warrants of the Issuer received upon conversion of Private Placement Warrants in connection with the Business Combinations (or the shares issuable upon exercise of such warrants), prior to the date that is 30 days after the closing of the Business Combination. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

The final paragraph of Item 6 of the Second Amendment is hereby amended and restated in its entirety as follows:

The foregoing descriptions of the Private Placement Warrants Purchase Agreement, the Series A Purchase Agreement, the Series A Preferred Stock, the Certificate of Designation, the Preferred Investor Warrants, the Non-Redemption Agreement, the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Private Placement Warrants Purchase Agreement, the Series A Purchase Agreement, the Certificate of Designation, the Preferred Investor Warrant, the Non-Redemption Agreement, the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement, copies of which are filed as Exhibits 7.01, 7.02, 7.03, 7.04, 7.05, 7.06 and 7.07 respectively, to this Schedule 13D and which are incorporated herein by reference.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 15 of 16 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
7.01	Private Placement Warrants Purchase Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.02	Securities Purchase Agreement, dated as of September 16, 2022, by and among Inflection Point Acquisition Corp. and each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.03	Certificate of Designation relating to the 10% Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K/A filed by the Issuer on February 15, 2023 (File No. 001-40823)).
7.04	Preferred Investor Warrant, by and between the Issuer and Kingstown 1740.
7.05	Non-Redemption Agreement, dated as of September 16, 2022, by and among the Issuer, Intuitive Machines and Kingstown 1740 Fund, LP (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.06	Amended and Restated Registration Rights Agreement, dated February 13, 2023, by and among the Intuitive Machines, Inc., Inflection Point Holdings LLC, Kingstown 174 Fund, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by the Issuer on February 15, 2023 (File No. 001-40823)).
7.07	Sponsor Lock-Up Agreement, dated February 13, 2023, by and among Intuitive Machines, Inc., Inflection Point Holdings LLC and Michael Blitzer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by the Issuer on February 15, 2023 (File No. 001-40823)).
11	Joint Filing Agreement by and among the Reporting Persons (previously filed as Exhibit 11 to the Original 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893).

CUSIP No. 46125A 100	SCHEDULE 13D	Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2023

KINGSTOWN CAPITAL MANAGEMENT L.P. By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN MANAGEMENT GP LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

/s/ Michael Blitzer
Name:	Michael Blitzer

/s/ Guy Shanon
Name:	Guy Shanon

INFLECTION POINT HOLDINGS LLC By: Kingstown Capital Management L.P., its manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN 1740 FUND L.P. By: Kingstown Capital Management L.P., its investment manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member